Mail Stop 4561

June 24, 2009

Richard A. Covel
Vice President and General Counsel
Dynamics Research Corporation
60 Frontage Road
Andover, MA 01810-5498

      Re: **Dynamics Research Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 16, 2009
               File No. 001-34135

Dear Mr. Covel:

We have reviewed your response letter dated May 29, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Section 16(a) Beneficial Ownership Reporting Compliance, page 25

1.   We note your response to prior comment no. 11, advising that the late Form 4 filed on behalf of Dr. Aguilar on February 24, 2009, reported certain transactions that were subject to short-swing profit recovery under Section 16(b) of the Exchange Act. Please explain in your next response letter the circumstances under which the Section 16(b) violations occurred. We note further from the Form 4 filed on February 24, 2009, that the ten transactions reported therein occurred over the period beginning November 14, 2008, through December 22,

2008. You disclose in your proxy statement that the late Form 4 filing was "due to an administrative oversight on the part of the Company." In light of the length of time between the subject transactions and the filing of the Form 4, the apparent involvement of the company in the Section 16(a) reporting process, and the potential impact on the company of transactions that are subject to Section 16(b), please describe more fully in your next response letter the "administrative oversight on the part of the Company" that you indicate resulted in the late filing. In this regard, advise whether the company has a Section 16(a) reporting program to assist officers, directors and 10% beneficial owners with their reporting responsibilities, and to keep the company apprised of their securities transactions in connection with the company's own disclosure obligations. In addition, please provide us with your analysis as to why your CEO and CFO nevertheless concluded that your disclosure controls and procedures were effective as of December 31, 2008.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Compensation Discussion and Analysis, page 8

General

2. We note your response to prior comment no. 12. As previously requested, please provide in your response letter and future filings quantitative disclosure of the actual performance targets that are taken into consideration in determining compensation for your named executive officers, to the extent material to DRC's executive compensation policies and decision-making processes for the applicable fiscal year. We note the following examples of performance targets referenced in your disclosure relating to executive compensation for fiscal 2008 for which additional disclosure appears to be required and which you do not appear to have adequately addressed in your response:

- The company-wide goals relating to revenue growth, net performance income, and days sales outstanding considered in determining annual cash incentive awards under your executive incentive plan and (as indicated in your response letter) base salaries;
- The targeted annual "functional financial budgets" considered in determining annual cash incentive awards for executives of the corporate functions under your executive incentive plan; and
- The goals relating to organic revenue growth and return on invested capital considered in determining long-term incentive plan awards.

In this regard, please note that disclosing such items as the relative weighting of the various performance targets considered in determining annual bonuses or the long-term incentive, or the threshold, target and maximum payout levels payable pursuant to the annual bonus plan, does not address the need to provide quantitative disclosure of the specific performance targets upon which compensation awards are based.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Transactions with Related Persons, page 25

3.   We note the proposed disclosure you have provided in response to prior comment no. 17 relating to your policies and procedures for the review, approval or ratification of transactions with related persons, as called for by Item 404(b)(1) of Regulation S-K. Your proposed disclosure states in part: "The Company assesses each matter on a case by case basis and applies standards and criteria which are appropriate based on the type of transaction and any possible conflict that may be raised." Please revise to provide a more meaningful explanation or examples of the standards that are to be applied pursuant to your policies and procedures, if known.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Katherine Wray at (202) 551-3483 or David Orlic at (202) 551-3503 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief